#

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   November 2004            File No.    0-30720

Radius Gold Inc.

(Name of Registrant)

355 Burrard Street, Suite 830, Vancouver, British Columbia, Canada V6C 2G8

(Address of principal executive offices)

1.

News Release dated November 1, 2004

2.

News Release dated November 3, 2004

3.

News Release dated November 22, 2004

4.

Interim Financial Statements (unaudited) for the period ended September 30, 2004.

5.

Management Discussion and Analysis

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Radius Gold Inc.

(Registrant)

Dated: January 12, 2005	By: /s/ Simon Ridgway Simon Ridgway President and Director

news release

NR RGI 7  November 1, 2004

Radius Follows up High Grade Silver Results at Kuikuinita, Nicaragua

Vancouver: Radius Gold Inc. (TSX-Venture: RDU-V) is pleased to announce that a second phase of drilling has started at its Kuikuinita project in Nicaragua.  The drilling will test for extensions to the high-grade silver and base metal zone intersected in hole KUDH-7, which returned 2.7m @ 774 g/t Ag, 2.2g/t Au. 1.9% Cu, 12.5% Pb and 6.6% Zn within a broader interval of 20.9m @ 0.8g/t Au, 226g/t Ag, 0.6% Cu, 3.4% Pb and 1.0% Zn (news release NR RGI 6, October 18, 2004).

Kuikuinita is located in central Nicaragua, approximately 50 km south of the Golden Triangle mining area which produced 5-million of gold from polymetallic veins and skarns.  Mineralization at Kuikuinita is hosted by a sequence of mafic to ultramafic volcanics cut by intermediate dykes and stocks.  The prospective area covers 3km by 2km.

Earlier this year, sixteen widely-spaced holes were drilled at Kuikuinita to test a bulk-tonnage, intrusive associated gold target outlined by previous trenching. Although the drilling failed to define the bulk tonnage target, several high grade sections were cut, including the polymetallic intercept reported above, and an interval of 12.9g/t Au over 2.8m from hole KUDH-10, hosted by a zone of massive pyrite with anomalous Pb, Ag, Zn, and Cu values.

Roughly 500m of drilling are planned for the current drill program, testing the mineralized Ag-rich polymetallic zone below and on strike with the previous intercept, and testing the pyritic zone in KUDH-10 which appears to be stratiform massive sulphide mineralization.

Although the presence of silver+gold+base-metal zones was suspected from surface trenching results, they represent a new style of mineralization on the Kuikuinita property, and their geometry is not clearly understood.  The Phase 2 drill program will assist in interpretation and test the strike and depth potential of the high grade zones.

#

Qualified Person

Mr. Harmen Keyser, P.Geol., a Director of Radius, is the Qualified Person as defined in NI 43-101, and has verified that the results presented in this press release have been accurately summarized from the drill data provided to the Company from the field teams.

For further information on Radius Gold Inc., please call toll free 1-888-627-9378 or visit our web site (www.radiusgold.com).

The TSX Venture Exchange has not reviewed and does not take responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD

“signed”

Simon Ridgway, President

Symbol: TSXV-RDU

Shares Issued: 52.2-million

news release

NR RGI 8  November 3, 2004

Radius and Glamis sign Option Agreement for

Banderas Project, eastern Guatemala

Radius Gold Inc. (“Radius”: TSX-Venture: RDU-V) is pleased to announce that it has signed an agreement with Glamis Gold Ltd. (“Glamis”: Toronto: GLG; NYSE: GLG) giving Glamis an option to explore and develop the Banderas and Marimba epithermal gold systems in eastern Guatemala.

The Agreement gives Glamis the right to acquire a 51% interest in the properties by spending US$4-million over a four year period.  To earn this interest Glamis must:

•

incur US$250,000 in exploration or development expenditures on the property in the first 12-months following receipt of all governmental permits necessary to carry out the proposed exploration program (the “Effective Date”);

•

spend not less than US$4 million of exploration expenditures within four years from the Effective Date, including a minimum US$250,000 during each of the second, third and fourth years.

Glamis may earn an additional 24% interest in the property, for a total of 75%, by funding and completing a positive feasibility study for the development and construction of a mine at Banderas within five years from the Effective Date.  After the feasibility study has been completed, each party shall fund its share of future expenditures, including for the construction and development of a mine on the property, in proportion to its respective interest in the Property, or have its interest in the property diluted on a straight-line basis.  Glamis has also agreed to use reasonable efforts to assist Radius in arranging financing for its share of development and construction expenditures.

If Glamis fails to proceed with a feasibility study within five years from the Effective Date, Radius has an option to earn back to a 75% interest in the property by funding and completing a positive feasibility study for the development and construction of a mine at Banderas.

#

Glamis has also agreed to reduce by $500,000 a payment due on or before May 6, 2006, from Radius to Glamis, which relates to an agreement covering one of the mineral licenses underlying Radius’ Tambor project in Guatemala.

Simon Ridgway, the President of Radius Gold, said “We’re very pleased to have such a solid partner involved in Banderas.  Glamis’ technical people have invaluable experience of exploring and drilling similar systems in Guatemala at Marlin and Cerro Blanco, and there are obvious synergies between Banderas and their Cerro Blanco project”.

Background

Banderas is a classic low sulphidation epithermal gold-silver vein system located in eastern Guatemala about 3 hours drive from Guatemala City, close to the town of Chiquimula. Infrastructure is excellent and the project is just a 45 minute drive up into the hills surrounding Chiquimula.

A program of mapping and hand trenching was conducted on the property in 2002, with banded quartz veins returning values up to 28 g/t Au and 553 g/t Ag from trenching.  A two phase program of core drilling, totaling 2545m, was completed in early 2004.  Best results from core included 18g/t Au over 1.5m and 332 g/t Ag over 1.6m. The project lies 40 km to the North of Glamis’ Cerro Blanco project.

Qualified Person

Peter Thiersch, M.Sc. P.Geo. is the Qualified Person as defined by National Instrument 43-101 responsible for ensuring that the geological information in this release is an accurate summary of the information originally reported to Radius by PilaGold Inc. (now Radius Gold Inc.).  Radius has not independently verified the assay or geological information.

For further information on Radius Gold Inc, please call toll free 1-888-627-9378 or visit our web site www.radiusgold.com.

The TSX Venture Exchange has not reviewed and does not take responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD

“signed”

Ralph Rushton,

Vice-President, Corporate Development

Symbol: TSXV-RDU

Shares Issued: 52.2-million

news release

NR RGI 9  November 22, 2004

Radius & Coastport Drill San Ramon, Nicaragua

Radius Gold Inc. (“Radius”; RDU: TSX-V) and Coastport Capital Corp. (“Coastport”; CPP: TSX-V) are pleased to announce that a diamond drill is on site at the high-grade San Ramon gold project in south-central Nicaragua.  Drilling is due to start tomorrow, Wednesday November 24th.  Approximately ten to fifteen holes will be drilled to test the strike and depth extent of high-grade gold veins in this historic mining camp.

San Ramon hosts several major epithermal gold quartz veins -the La Leonesa, La Reina, and Canton veins- which were mined in the early to mid 1900s.  Although there are no production records or mine plans, surface and underground workings indicate strike lengths of over 1,500m for individual veins.  Mining stopped at the local water table, about 150m below surface,

Radius began working at San Ramon in late July 2003, focusing on finding mineable reserves in the wall rock and along strike of known high-grade veins.  The results of the work confirmed that significant potential still exists at San Ramon.  Highlights of the sampling include 24.8 g/t Au over a width of 2.3m and 38.9 g/t Au over 1.0m from the Canton vein, and a best section of 19.5 g/t Au over 1.5m from the Rosamond vein.  A key finding was that, as suspected, significant gold values continue into the wall rocks of the veins opening up potential for a bulk tonnage target.

The current drill programme consists of a minimum of approximately 1,000m in 10 to 15 holes to test the Canton, Rosamond, La Leonesa, and La Reina vein systems.  Radius’ field crews are now on site and the drill program should take 3 to 4 weeks to complete.  Drilling will start at the Rosamond vein, continue with La Leonesa and finish with Canton and La Reina.

The targets are high-grade ore shoots below the level of previous mining and mineralized wall rocks seen in surface trenching reported previously by PilaGold.  A drill collar location plan and archived news releases on the work completed by PilaGold and Radius at San Ramon are available on Radius’s web site (www.radiusgold.com.).  The first assay results are expected in January 2005.

Background

Radius Gold has an option to earn a 70% interest in Chorti Holdings A.V.V. the corporation that holds a 100% interest in the San Ramon concession.  To acquire this interest, Radius must make cash payments totaling approximately US$350,000 and spend US$2 million in exploration expenditures on the concession over a 3 year period.

San Ramon was optioned to Coastport by PilaGold –now Radius Gold Inc.- in June 2004 (see PilaGold news release NR2004-09).  Coastport has the exclusive right to acquire an undivided 50% legal and beneficial interest in the property by spending (a) at least US$1-million by December 31, 2005; and (b) an aggregate of at least US$2-million by July 1, 2006.

The granting of the option was subject to Coastport raising a minimum of $500,000 Cdn prior to the closing of the transaction to ensure that sufficient funds will be available to carry out exploration on the property.  In September, Coastport completed a non-brokered private placement of units, originally announced on June 23, 2004, for gross proceeds of $550,000.

Full details of the agreement between Radius Gold and Coastport are available on the Radius Gold web site (www.radiusgold.com).

Qualified Person

Peter Thiersch, M.Sc. P.Geo. is the Qualified Person as defined by National Instrument 43-101 and has verified that the results presented in this release have been accurately summarized from the official assay certificates provided to the Company.  All samples were prepared and analysed at the CAS Labs Inc. (CAS) facility in Tegucigalpa, Honduras.  CAS, based in Washington State, has provided analytical services to the gold and silver mining/exploration industries since 1989.

The TSX Venture Exchange has not reviewed and does not take responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD

“signed”

Simon Ridgway,

President

Symbol: TSXV-RDU

Shares Issued: 52.3-million

FINANCIAL REVIEW

Third Quarter ended September 30, 2004

RADIUS GOLD INC.

(An Exploration Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2004

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

UNAUDITED FINANCIAL STATEMENTS: In accordance with National Instrument 51-102 of the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited financial statements for the period ended September 30, 2004.

APPROVED BY THE DIRECTORS:

      “signed”                                       , Director

     “signed”                                  , Director

Simon Ridgway

Mario Szotlender

# RADIUS GOLD INC.

**(An Exploration Stage Company)**

**INTERIM CONSOLIDATED STATEMENT OF OPERATIONS**

**FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2004**

**(Unaudited - Prepared by Management)**

**(Expressed in Canadian Dollars)**

| | Three Month Period Ended September 30, | | Nine Month Period Ended September 30, | |
|---|---|---|---|---|
| | 2004 | 2003 | 2004 | 2003 |
| | | As Restated (Notes 2 & 5) | | As Restated (Notes 2 & 5) |
| **REVENUE** | | | | |
| Interest income | $ 159,566 | $ 17,881 | $ 240,743 | $ 32,770 |
| Other income | 3,559 | - | 3,676 | - |
| | 163,124 | 17,881 | 244,418 | 32,770 |
| **EXPENSES** | | | | |
| Amortization | 9,999 | 5,750 | 24,986 | 16,920 |
| Bank charges and interest | 1,123 | 1,692 | 4,145 | 3,601 |
| Consulting fees | 14,290 | 9,240 | 50,360 | 26,394 |
| Foreign currency exchange | 486 | 421 | 21,893 | 30,776 |
| Legal and accounting fees | 32,104 | 7,123 | 267,165 | 8,457 |
| Management fees | 15,000 | 7,500 | 30,000 | 22,500 |
| Non-cash compensation charge (Notes 2&5) | 702,389 | 219,000 | 1,132,191 | 1,033,067 |
| Office and miscellaneous | 3,877 | 3,765 | 32,263 | 16,628 |
| Public relations | 72,173 | 114,630 | 582,139 | 214,875 |
| Regulatory and stock exchange fees | 3,617 | 905 | 33,457 | 13,355 |
| Rent and utilities | 9,615 | 8,212 | 26,067 | 18,941 |
| Repair and maintenance | - | - | - | 2,984 |
| Salaries and wages | 44,823 | 46,459 | 124,206 | 120,525 |
| Telephone and fax | 3,927 | 1,802 | 12,166 | 5,904 |
| Transfer agent fees | 3,405 | 3,159 | 11,775 | 8,169 |
| Travel and accommodation | 8,388 | 8,045 | 73,591 | 67,126 |
| | 925,215 | 437,703 | 2,426,403 | 1,610,222 |
| **NET LOSS FOR THE PERIOD** | $ 762,091 | $ 419,822 | $ 2,181,985 | $ 1,577,452 |
| **LOSS PER SHARE** | $ (0.02) | $ (0.01) | $ (0.05) | $ (0.06) |
| **NUMBER OF WEIGHTED AVERAGE SHARES** | 50,685,388 | 29,091,814 | 43,348,338 | 26,471,255 |

**RADIUS GOLD INC.**

**(An Exploration Stage Company)**

**INTERIM CONSOLIDATED SCHEDULE OF DEFERRED EXPLORATION COSTS**

**FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2004**

**(Unaudited - Prepared by Management)**

**(Expressed in Canadian Dollars)**

| | Guatemala | | Nicaragua | | Dominican Republic | | |
|---|---|---|---|---|---|---|---|
| | General Exploration | Mineral Concessions | General Exploration | Mineral Concessions | Camila | Period Ended September 30, 2004 | Year Ended December 31, 2003 |
| **ACQUISITION COSTS** | | | | | | | |
| BALANCE - BEGINNING OF PERIOD | $ - | $ 1,077,504 | $ - | $ - | $ - | 1,077,504 | $ 1,077,504 |
| Shares | - | 1,937,000 | - | - | - | 1,937,000 | - |
| Cash | - | - | - | - | - | - | - |
| Acquired through amalgamation (Note 3) | 109,034 | 2,061,790 | 185,478 | 2,552,919 | 366,191 | 5,275,412 | - |
| | 109,034 | 3,998,790 | 185,478 | 2,552,919 | 366,191 | 7,212,412 | - |
| BALANCE - END OF PERIOD | 109,034 | 5,076,294 | 185,478 | 2,552,919 | 366,191 | 8,289,916 | 1,077,504 |
| **DEFERRED EXPLORATION COSTS** | | | | | | | |
| BALANCE - BEGINNING OF PERIOD | $ 579,284 | $ 5,331,134 | $ 670,041 | $ - | $ - | $ 6,580,459 | $ 5,504,170 |
| Amortization | 474 | - | 244 | - | - | 717 | - |
| Property Payment/Investigation | 6,179 | 17,546 | 3,141 | 31,379 | - | 58,246 | - |
| Automobile | 1,208 | 19,512 | 36,036 | 67,365 | - | 124,120 | 48,181 |
| Camp, food and supplies | 4,134 | 17,749 | 21,958 | 158,405 | - | 202,245 | 66,620 |
| Drafting, maps and printing | 278 | 142 | 2,364 | 9,338 | - | 12,121 | 10,000 |
| Drilling | - | 21,051 | | 207,780 | - | 228,831 | 6,356 |
| Exploration administration | 1,621 | 2,129 | 11,251 | 34,743 | - | 49,745 | 145,046 |
| Geochemistry | - | 8,755 | 71,589 | 204,363 | - | 284,706 | 53,126 |
| Geological consulting | 31,676 | 88,929 | 338,543 | 348,831 | - | 807,979 | 462,843 |
| Other consulting | 4,902 | 60,545 | 13,129 | 11,585 | 5,664 | 95,825 | |
| Legal and accounting | 12,468 | 588 | 12,493 | 25,246 | - | 50,796 | 51,127 |
| Licenses, rights and taxes | 20,114 | 12,846 | 56,428 | 57,204 | - | 146,592 | 106,953 |
| Materials | 199 | 11,028 | 5,863 | 27,153 | - | 44,243 | 19,772 |
| Maintenance | - | - | 1,743 | 1,079 | - | 2,821 | - |
| Miscellaneous | 786 | 1,306 | 976 | 2,224 | - | 5,292 | - |
| Medical expenses | 4,013 | 1,208 | 10,865 | 19,440 | - | 35,526 | 26,906 |
| Public relations | - | - | - | - | - | - | - |
| Rent and utilities | 13,776 | 28,215 | 9,425 | 23,849 | - | 75,265 | - |
| Rental equipment | 2,276 | 4,662 | - | 86 | - | 7,024 | 6,141 |
| Salaries and wages | 30,258 | 22,657 | 46,122 | 87,108 | - | 186,144 | 113,080 |
| Shipping | 539 | 2,160 | 2,010 | 3,461 | - | 8,170 | 1,452 |
| Telephone and communications | 2,108 | 7,902 | 4,791 | 24,178 | - | 38,979 | 29,768 |
| Travel and accommodation | 5,634 | 11,514 | 44,143 | 66,077 | 7,514 | 134,882 | 55,796 |
| | 142,641 | 340,445 | 693,111 | 1,410,893 | 13,179 | 2,600,289 | 1,203,167 |
| BALANCE - END OF PERIOD | 721,925 | 5,671,579 | 1,363,152 | 1,410,893 | 13,179 | 9,180,728 | 6,707,337 |
| Expenditures Recovered | | | | | | | (18,546) |
| Write-off Exploration Costs | - | - | - | - | - | - | (108,332) |
| **BALANCE - END OF PERIOD** | $ 830,959 | $ 10,747,873 | $ 1,548,630 | $ 3,963,812 | $ 379,369 | $ 17,470,644 | $ 7,657,963 |

Radius Gold Inc.

An Exploration Stage Company

Notes to the Interim Consolidated Financial Statements

(Unaudited – Prepared by Management)

Nine Month Period Ended September 30, 2004

Expressed in Canadian Dollars

1.

Nature and Continuance of Operations

Radius Gold Inc. (The Company) was formed by the amalgamation of Radius Explorations Ltd. (Radius) (formerly RDU – TSXV) and PilaGold Inc. (PilaGold) (formerly PRI – TSXV) which became effective on July 1, 2004.

The Company is engaged in acquisition and exploration of mineral properties in Guatemala and Nicaragua. The amounts shown for the mineral properties represent costs incurred to date and do not reflect present or future values.  The Company is in the process of exploring its mineral properties and has not yet determined whether the properties contain reserves that are economically recoverable.  Accordingly, the recoverability of these capitalized costs is dependant upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete their development and upon future profitable production.

The consolidated financial statements contained herein include the accounts of Radius Gold Inc. and its wholly-owned subsidiaries located in Guatemala, Nicaragua, Panama and the Dominican Republic

The interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles.  All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year.  The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of the annual financial statements except for the change in accounting policy as indicated in note 2.  Certain information and footnote disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted.  These interim period statements should be read together with the audited financial statements and the accompanying notes included in the Company’s latest annual report.  In the opinion of the Company, its unaudited interim consolidated financial statements contain all adjustment necessary in order to present a fair statement of the results of the interim periods presented.

2.

Change in Accounting Policy

Stock-Based Compensation

The Company grants options in accordance with the policies of the TSX Venture Exchange (“TSX-V”).  The Company has adopted the CICA Handbook Section 3870 “Stock-Based Compensation and Other Stock-Based Payments”, which recommends the fair value-based methodology for measuring all compensation costs. Commencing January 1, 2004 the fair value of stock options awarded is recognized as an expense. Previously the Company recognized the fair value of stock options issued to consultants as an expense but did not record stock options issued to employees and directors as a compensation expense and disclosed pro-forma information on the fair value of employee and directors stock based compensation issued during the period in the notes to the financial statements.

As a result of the Company adopting the fair value methodology for measuring all compensation costs, the beginning deficit and contributed surplus at January 1, 2004 have been restated by increasing each of them by an amount of $1,010,900 to recognize the cumulative retroactive adjustment for the fiscal year ended December 31, 2003.  The net loss for the nine month period ended September 30, 2003 has been restated, increasing by an amount of $1,010,900 and for the three month period ending September 30, 2003 the beginning of period deficit has been restated, increasing by an amount of $791,900 and the net loss for the period has been restated, increasing by an amount of $219,000 to recognize the adjustment for this period.

Radius Gold Inc.

An Exploration Stage Company

Notes to the Interim Consolidated Financial Statements

(Unaudited – Prepared by Management)

Nine Month Period Ended September 30, 2004 – Page 2

Expressed in Canadian Dollars

3.

Amalgamation

a)

Radius and PilaGold shareholders exchanged their shares for shares in Radius Gold Inc.  Under the terms of the amalgamation, Radius shareholders received 1 Radius Gold Inc. share for every 1 Radius share held and PilaGold shareholders received 1 Radius Gold Inc. share for every 2.25 PilaGold shares held.  PilaGold had 23,140,016 issued shares outstanding at July 1, 2004 which were exchanged for 10,284,452 Radius Gold Inc. shares.  Radius’s issued shares at July 1, 2004 were 40,306,492 which were exchanged for 40,306,492 Radius Gold Inc. shares.  The transaction resulted in the shareholders of Radius acquiring the majority of the outstanding shares of Radius Gold Inc. and has been accounted for using the purchase method with Radius being identified as the acquirer. Accordingly all comparative figures presented are Radius Explorations Ltd. The consolidated statement of operations include the consolidated operations of Radius Explorations from January 1, 2004 to June 30, 2004 and the consolidated operations of Radius Gold Inc. from July 1, 2004 to September 30, 2004 and do not include the consolidated operations of PilaGold from its most recent fiscal year end (March 31, 2004)  to June 30, 2004.

b)

The fair value of the acquired net assets of PilaGold were as follows:

Radius Gold Inc.

An Exploration Stage Company

Notes to the Interim Consolidated Financial Statements

(Unaudited – Prepared by Management)

Nine Month Period Ended September 30, 2004 – Page 3

Expressed in Canadian Dollars

3.

Amalgamation (cont’d)

c)

As described above, the consolidated statement of operations for the nine months ended September 30, 2004 do not include the results of consolidated operations of PilaGold from its last fiscal year (March 31, 2004) to June 30, 2004 as follows:

Three Month Period Ended June 30, 2004
REVENUE
Interest Income	$ 21,154

EXPENSES
Amortization	1,023
Bank charges and interest	623
Consulting	2,603
Courier and postage	1,413
Foreign currency exchange	(17,268)
Legal and accounting fees	7,500
Non-cash compensation charge	-
Office and miscellaneous	7,092
Promotion and travel	108,371
Regulatory and stock exchange fees	176
Rent and utilities	8,540
Salaries and wages	28,635
Subscriptions and memberships	26
Shareholder communication	18,076
Telephone and fax	1,207
Transfer agent fees	6,537
198,626

LOSS BEFORE OTHER ITEMS	(177,472)

Write off of exploration costs	(6,361)

NET LOSS FOR THE PERIOD	$ (183,833)

LOSS PER SHARE	$ (0.011)

Radius Gold Inc.

An Exploration Stage Company

Notes to the Interim Consolidated Financial Statements

(Unaudited – Prepared by Management)

Nine Month Period Ended September 30, 2004 – Page 4

Expressed in Canadian Dollars

4.

Due From Related Parties

The amounts are due from companies related by common directors and are for the sharing of office space and administrative overhead.  These amounts are non-interest bearing and have no fixed repayment terms.

5.

Capital Stock

Authorized
Unlimited common shares without par value

Issued:	Number of Shares		Price	$

Balance December 31, 2002	22,705,896			11,652,765
Issued for cash	1,000,000		0.50	500,000
Exercise of stock options	275,000		0.60	165,000
Exercise of stock options	155,000		0.65	100,750
Exercise of stock options	255,000		0.68	173,400
Exercise of stock options	30,000		0.90	27,000
Exercise of stock options	20,000		0.94	18,800
Exercise of stock options	20,000		0.95	19,000
Exercise of stock options	130,000		0.99	128,700
Exercise of stock options	40,000		1.00	40,000
Exercise of stock options	10,000		1.01	10,100
Exercise of stock options	50,000		1.25	62,500
Exercise of stock options	170,000		1.35	229,500
Exercise of warrants	1,123,334		0.74	831,267
Exercise of warrants	2,145,000		0.25	536,250
Exercise of warrants	738,750		0.55	406,313
Exercise of warrants	2,982,262		1.25	3,727,828
Private placement	6,545,000		1.50	9,817,500
Less: issue costs	-			(906,980)

Balance, December 31, 2003	38,395,242			27,539,692

Exercise of warrants	11,250		0.55	6,188
Exercise of warrants	560,000		0.25	140,000
Issued for property acquisition	1,300,000		1.49	1,937,000
Exercise of stock options	25,000		0.95	23,750
Exercise of stock options	15,000		0.68	10,200
Less: issue costs	-			(1,809)

Balance, June 30, 2004	40,306,492			29,655,020

Amalgamation options 1 Radius for 2.25 PilaGold	10,284,452		1.11	11,415,742
Exercise of warrants	44,444		0.99	44,000
Exercise of warrants	50,000		0.25	12,500
Transfer of contributed surplus on exercise of options	-	15,000	0.49	7,350
Transfer of contributed surplus on exercise of options	-	25,000	0.64	16,000
Less: issue costs	-			-

Balance, September 30, 2004	50,685,388			41,150,612

Radius Gold Inc.

An Exploration Stage Company

Notes to the Interim Consolidated Financial Statements

(Unaudited – Prepared by Management)

Nine Month Period Ended September 30, 2004 – Page 5

Expressed in Canadian Dollars

5.

Capital Stock (cont’d)

Escrow Shares

As at September 30, 2004, there are 750,000 common shares held in escrow, the release of which is subject to regulatory approval.

Stock Options

The Company has established a formal stock option plan in accordance with the policies of the TSX-V under which it is authorized to grant options up to 10% of its outstanding shares to officers, directors, employees and consultants.  The exercise price of each option equals the market price of the Company's stock as calculated on the date of grant.  The options are for a maximum term of five years.

Stock option transactions and the number of stock options outstanding are summarized as follows:

	September 30, 2004		September 30, 2003
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price

Outstanding, beginning of year	2,220,000	$0.91	1,530,000	$0.90

Expired Unexercised	(330,000)	1.35	-	-
	(40,000)	1.00
	(50,000)	1.32

Granted	250,000	1.30	940,000	0.68
	425,000	1.32	200,000	0.90
	146,666	0.99	270,000	0.99
	151,110	1.46	10,000	1.01
	22,222	1.58	75,000	0.95
	22,222	2.00	50,000	1.25
	66,666	1.37	300,000	1.10
	44,444	1.98
	1,090,000	1.00
	33,333	2.03

Exercised	(15,000)	0.68	(155,000)	0.65
	(25,000)	0.95	(275,000)	0.60
	(44,444)	0.99	(20,000)	0.94
			(40,000)	1.00
			(200,000)	0.68
			(30,000)	0.90
			(10,000)	1.01
			(50,000)	0.99

Outstanding, end of period	3,967,219	$0.91	2,595,000	$0.92

Radius Gold Inc.

An Exploration Stage Company

Notes to the Interim Consolidated Financial Statements

(Unaudited – Prepared by Management)

Nine Month Period Ended September 30, 2004 – Page 6

Expressed in Canadian Dollars

5.

Capital Stock (cont’d)

Stock Options (cont’d)

The following stock options were outstanding and exercisable at September 30, 2004:

Number	Exercise Price	Expiry Date
77,000	0.65	Oct. 31, 2004
40,000	0.65	Dec. 12, 2004
64,000	0.60	Nov. 15, 2005
54,000	0.68	Jan. 11, 2006
125,000	0.85	Jan. 24, 2006
140,000	1.00	July 10, 2006
670,000	0.68	Jan. 7, 2008
170,000	0.90	Jan. 15, 2008
140,000	0.99	Jan. 27, 2008
30,000	0.95	April 2, 2008
300,000	1.10	August 7, 2008
150,000	1.30	Jan. 14, 2005
100,000	1.30	Jan. 14, 2009
375,000	1.32	Feb. 26, 2009
102,222	0.99	Sept 24, 2007
151,110	1.46	Jan 29, 2008
22,222	1.58	Feb 18, 2008
22,222	2.00	Apr 2, 2008
22,222	2.03	Apr 22, 2008
11,111	2.03	Aug 7, 2008
66,666	1.37	Aug 13, 2008
44,444	1.98	Jan 15, 2009
35,000	1.00	Sept 2, 2005
405,000	1.00	Sept 2, 2009
650,000	1.00	Sept 6, 2009

3,967,219

Radius Gold Inc.

An Exploration Stage Company

Notes to the Interim Consolidated Financial Statements

(Unaudited – Prepared by Management)

Nine Month Period Ended September 30, 2004 – Page 7

Expressed in Canadian Dollars

5.

Capital Stock (cont’d)

Warrants

The following share purchase warrants were outstanding at September 30, 2004:

Number	Exercise Price	Expiry Date
1,196,666	2.25	November 20, 2004 *
142,385	2.25	November 20, 2004 **
2,039,800	0.25	December 19, 2004 ***
458,150	1.50	May 13, 2005
3,272,500	1.75	November 13, 2005
7,109,501

Notes:

*

Effective October 25, 2004, these warrants were amended to reduce the exercise price to $1.75 and to extend the expiry date to November 20, 2005.

**

Subsequent to the quarter end, these warrants expired unexercised.

***

Subsequent to the quarter end, all of these warrants were exercised.

Stock-Based Compensation

The Company uses the fair value based method of accounting for share options granted to consultants, directors, officers and employees. A non-cash compensation charge of $1,132,191, associated with the granting of options to a consultant, directors and employees has been recognized in the financial statements for the nine month period ended September 30, 2004.  These compensation charges have been determined under the fair value method using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	4.00%
Expected stock price volatility	68.00%
Expected term in years	5
Expected dividend yield	0.0%

The non-cash compensation charge was increased from $22,167 for the nine months ended September 30, 2003 to a restated non-cash compensation charge of $1,033,067, an increase of $1,010,900 resulting from $48,000 for the three months ending March 31, 2003, $743,900 for the three months ending June 30, 2003 and $219,000 for the three months ending September 30, 2003 (Note 2).

6.

Related Party Transactions

During the nine month period ending September 30, 2004 the Company entered into the following transactions with related parties:

Paid $66,000 (Sept 30, 2003 - $49,500) in geological consulting fees to a company controlled by a director.

Paid $30,000 (Sept 30, 2003 - $22,500) in management fees to a company controlled by a director.

Advances and other receivables include $38,858 due from directors and arose from advances for travel costs incurred on behalf of the Company.

Radius Gold Inc.

An Exploration Stage Company

Notes to the Interim Consolidated Financial Statements

(Unaudited – Prepared by Management)

Nine Month Period Ended September 30, 2004 – Page 8

Expressed in Canadian Dollars

6.

Related Party Transactions (cont’d)

Due from related parties include $98,621 due from companies which have a common director with the Company and arose from shared administrative costs.

Accounts payable and advances include $37,296 (Sept 30, 2003 - $3,709) payable to a company which has a common director with the Company.

7.

Segmented Information

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operation decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance.  All of the Company’s operations are within the mining sector relating to gold exploration.  Due to the geographic and political diversity, the Company’s exploration operations are decentralized whereby exploration managers are responsible for business results and regional corporate offices provide support to the exploration programs in addressing local and regional issues.  The Company’s operations are therefore segmented on a district basis. The Company’s resource properties are located in Guatemala, Nicaragua and the Dominican Republic.

Details of identifiable assets by geographic segments are as follows:

	Period Ended September 30, 2004	Year Ended December 31, 2003

Total Assets
Canada	$ 19,541,717	$ 14,119,950
Guatemala	10,959,528	7,904,303
Nicaragua	4,428,439	952,766
Panama	131,085	131,085
Dominican Republic	378,104	-
	$ 35,438,873	$ 23,108,104

Property, Plant & Equipment
Canada	$ 59,818	$ 3,912
Guatemala	103,887	126,242
Nicaragua	220,712	22,747
	$ 384,416	$ 152,902

Resource Properties Acquisition
Canada	$ -	$ -
Guatemala	5,185,328	1,077,504
Nicaragua	2,738,397	-
Dominican Republic	366,191	-
	$ 8,289,916	$ 1,077,504

Deferred Exploration Costs
Canada	$ -	$ -
Guatemala	6,393,503	5,910,418
Nicaragua	2,774,046	670,041
Dominican Republic	13,179	-
	$ 9,180,728	$ 6,580,459

Radius Gold Inc.

An Exploration Stage Company

Notes to the Interim Consolidated Financial Statements

(Unaudited – Prepared by Management)

Nine Month Period Ended September 30, 2004 – Page 9

Expressed in Canadian Dollars

8.

Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statements of cash flows.

During the nine month period ended September 30, 2004 the Company issued 1,300,000 common shares with a value of $1,937,000 to acquire Gold Fields interest in the El Tambor Project.

9.

Subsequent Events

Subsequent to September 30, 2004, a total of 2,301,800 shares were issued pursuant to the exercise of stock options and private placement warrants, providing the Company with total proceeds of $728,900.

-#-

RADIUS GOLD INC.

(the “Company”)

MANAGEMENT’S DISCUSSION AND ANALYSIS

Third Quarter Report – September 30, 2004

General

This Management’s Discussion and Analysis (“MD&A”) supplements, but does not form part of, the unaudited interim consolidated financial statements of the Company for the nine months ended September 30, 2004.  The following information, prepared as of November 22, 2004, should be read in conjunction with the September 30, 2004 financial statements, which have been prepared in accordance with Canadian generally accepted accounting principles.  All amounts are expressed in Canadian dollars unless otherwise indicated.  The September 30, 2004 financial statements have not been reviewed by the Company’s auditors.

Business of the Company

The Company is in the business of acquiring, exploring and developing mineral properties in Central America and has a portfolio of projects in Nicaragua and Guatemala.

An essential part of the Company’s strategy is to evaluate joint venture opportunities for its projects. Management will generally negotiate joint venture agreements if it is felt that such agreements are more likely to add sustainable shareholder value than conducting sole funded exploration programs.  To this end, during the past several months, the Company has signed joint venture agreements with Meridian Gold on the El Pavon Project in Nicaragua, with Glamis Gold on the Banderas and Marimba Projects in Guatemala, and Coastport Capital on the San Ramon Concession in Nicaragua.

While exploration activity by the Company on its other properties in Nicaragua has slowed, awaiting the granting of various drill and exploration permits, the Company is focusing on generating new targets within Nicaragua for potential acquisition.  In order to utilize the advantages of geographical diversification, management is also evaluating new project opportunities in other countries within the Central American and Caribbean region where the Company has long-term experience and an established business presence.

Significant Transaction

The Company has formed effective July 1, 2004 as a result of the amalgamation of Radius Explorations Ltd. and PilaGold Inc.  Details of this transaction are set forth in the Joint Information Circular dated April 30, 2004, which is available for viewing at www.sedar.com under the company profiles of the two predecessor companies.

Accounting Method Regarding Amalgamation

Radius and PilaGold shareholders exchanged their shares for shares in Radius Gold Inc.  Under the terms of the amalgamation, Radius shareholders received 1 Radius Gold Inc. share for every 1 Radius share held and PilaGold shareholders received 1 Radius Gold Inc. share for every 2.25 PilaGold shares held.  PilaGold had 23,140,016 issued shares outstanding at July 1, 2004 which were exchanged for 10,284,452 Radius Gold Inc. shares.  Radius’s issued shares at July 1, 2004 were 40,306,492 which were exchanged for 40,306,492 Radius Gold Inc. shares.  The transaction resulted in the shareholders of Radius acquiring the majority of the outstanding shares of Radius Gold Inc. and has been accounted for using the purchase method with Radius being identified as the acquirer.  Accordingly all comparative figures presented are Radius Explorations Ltd. and the consolidated statement of operations include the consolidated operations of Radius Explorations from January 1, 2004 to June 30, 2004 and the consolidated operations of Radius Gold Inc. from July 1, 2004 to September 30, 2004 and do not include the consolidated operations of PilaGold from its most recent fiscal year end (March 31, 2004) to June 30, 2004.

Results of Operations

For the nine months ended September 30, 2004, the Company had a consolidated net loss of $2,181,985 ($0.05 per share) compared to a net loss of $1,577,452 ($0.06 per share) for the nine months ended September 30, 2003.  Interest income increased for 2004 as compared to 2003 due to a greater amount of funds invested.  Corporate expenses increased significantly, due to much greater legal and accounting costs relating to the Company’s amalgamation, and an increase in public relations costs in 2004 as compared to 2003 as a result of printing and distributing marketing materials to at least 500,000 persons.  There was a significant increase in consulting fees, management fees and administrative costs due to the amalgamation transaction, and, since the amalgamation, administrative costs are greater due to the Company’s paying a larger percentage of shared office costs and salaries.

During the nine months ended September 30, 2004, the Company recorded a stock-based compensation expense of $1,132,191 ($1,033,067 in the nine months ended September 30, 2003, as adjusted).

Quarterly Information

The following table provides information for the eight fiscal quarters ended September 30, 2004:

	Third Quarter Ended Sept. 30, 2004 ($)	Second Quarter Ended June 30, 2004 ($)	First Quarter Ended March 31, 2004 ($)	Fourth Quarter Ended Dec. 31, 2003 ($)	Third Quarter Ended Sept. 30, 2003 ($)	Second Quarter Ended June 30, 2003 ($)	First Quarter Ended March 31, 2003 ($)	Fourth Quarter Ended Dec. 31, 2002 ($)
Total Income	163,124	67,059	14,235	39,378	17,881	10,994	3,896	18,275
Net Loss	762,091	826,094	593,800	1,155,510	419,823	966,983	190,647	263,507
Net Loss per share	0.02	0.02	0.02	0.06	0.01	0.01	0.01	0.01

-#-

Liquidity and Capital Resources

The Company acquired $6,491,647 in cash due to the amalgamation which accounts for the Company’s cash resources having increased from $14.8 million at December 31, 2003 to $17.2 million as of September 30, 2004.  During the nine months ended September 30, 2004, the Company’s interest income and proceeds on issuance of shares provided additional cash of $481,055, which partially offset the operating expenses for the three quarters of $2,426,403.

Management expects that the Company will have sufficient working capital to meet its corporate and exploration commitments over at least the next 24 months.  Actual funding requirements may vary from those planned due to a number of factors, including the progress of exploration and development activity.  Management believes it will be able to raise equity capital as required in the long term, but recognizes the uncertainty attached thereto.  The Company continues to use various strategies to minimize its dependence on equity capital, including the securing of joint venture partners where appropriate.

Mineral Properties Expenditures

During the nine months ended September 30, 2004, $483,086 was spent on the Company’s mineral properties in Guatemala.  Of that amount, the major expenditure categories include $120,605 for geological consulting fees, $52,915 for salaries, $32,960 for licenses and taxes, and $41,991 for office rent.  $2,104,004 was spent in Nicaragua.  Of that amount, the major expenditure categories include $687,374 for geological consulting fees, $275,952 for geochemistry, $207,780 for drilling, $180,363 for camp food and supplies, $133,230 for salaries, $110,220 for travel costs and $113,632 for licenses and taxes.

During the nine months ended September 30, 2004, the Company increased its interest in the Tambor property by issuing to Gold Fields 1,300,000 shares at a deemed value of $1.49 per share.  This is following Gold Fields’ incurring US$3,500,000 in property development.

Related Party Transactions

During the nine month period ending September 30, 2004 the Company entered into the following transactions with related parties:

1.

Paid $66,000 (September 30, 2003 - $49,500) in geological consulting fees to a company controlled by a director.

2.

Paid $30,000 (September 30, 2003 - $22,500) in management fees to a company controlled by a director.

3.

Advances and other receivables include $38,858 due from directors and arose from advances for expenses incurred on behalf of the Company.

4.

Due from Related Parties includes $98,621 due from companies which have a common director with the Company and arose from shared administrative costs.

5.

Accounts payable and advances include $37,296 (September 30, 2003 - $3,709) payable to a company which has a common director with the Company and arose from shared administrative costs.

-#-

Other Data

Additional information related to the Company is available for viewing at www.sedar.com.

Share Position Outstanding Warrants and Options

The Company’s outstanding share position is 52,262,188 common shares, and the following share purchase warrants and incentive stock options are outstanding:

Type of Security	Number	Exercise Price	Expiry Date
Warrants	458,150	$1.50	May 13, 2005
Warrants	3,272,500	$1.75	November 13, 2005
Warrants	1,196,666	$1.75	November 20, 2005
Options	150,000	$1.30	January 14, 2005
Options	22,222	$1.46	March 31, 2005
Options	50,000	$0.99	March 31, 2005
Options	35,000	$1.00	September 2, 2005
Options	54,000	$0.60	November 15, 2005
Options	54,000	$0.68	January 11, 2006
Options	125,000	$0.85	January 24, 2006
Options	140,000	$1.00	July 10, 2006
Options	102,222	$0.99	September 24, 2007
Options	670,000	$0.68	January 7, 2008
Options	140,000	$0.90	January 15, 2008
Options	130,000	$0.99	January 27, 2008
Options	128,888	$1.46	January 29, 2008
Options	22,222	$1.58	February 18, 2008
Options	22,222	$2.00	April 2, 2008
Options	22,222	$2.03	April 22, 2008
Options	11,111	$2.03	August 7, 2008
Options	235,000	$1.10	August 7, 2008
Options	66,666	$1.37	August 13, 2008
Options	100,000	$1.30	January 14, 2009
Options	44,444	$1.98	January 15, 2009
Options	375,000	$1.32	February 26, 2009
Options	445,000	$1.00	September 2, 2009
Options	650,000	$1.00	September 6, 2009
Options	50,000	$1.50	October 17, 2009
	8,772,535

-#-

Risks and Uncertainties

The business of mineral exploration and extraction involves a high degree of risk.  Few properties that are explored ultimately become producing mines.  At present, none of the Company’s properties has a known commercial ore deposit.  The Company’s mineral properties are also located in emerging nations and consequently may be subject to a higher level of risk compared to developed countries.  Operations, the status of mineral property rights, title to the properties and the recoverability of amounts shown for mineral properties in emerging nations can be affected by changing economic, regulatory and political situations.  Other risks facing the Company include competition, environmental and insurance risks, fluctuations in metal prices, share price volatility and uncertainty of additional financing.

Financial Instruments

The carrying value of cash and cash equivalents, receivables, due from/to related parties and accounts payable and accrued liabilities approximate fair value because of the short-term maturity of those instruments.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

Forward Looking Information

Certain statements contained in this MD&A and elsewhere constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance of achievements of the company to materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth below.

www.radiusgold.com